EXHIBIT 99.1

Colliers International Reports Strong Fourth Quarter and Full Year Results

Robust revenue and earnings growth cap off outstanding year

Operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2018	2017	2018	2017

Revenues	$889.9	$763.9	$2,825.4	$2,435.2
Adjusted EBITDA (note 1)	133.2	96.0	311.4	242.8
Adjusted EPS (note 2)	1.77	1.36	4.09	3.16

GAAP operating earnings	98.1	78.9	201.4	167.4
GAAP EPS	1.33	0.82	2.45	1.31

TORONTO, Feb. 13, 2019 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) today announced fourth quarter and full year operating and financial results for the year ended December 31, 2018. All amounts are in US dollars.

For the quarter ended December 31, 2018, revenues were $889.9 million, a 16% increase (18% in local currency) relative to the comparable prior year period, adjusted EBITDA (note 1) was $133.2 million, up 39% (39% in local currency) and adjusted EPS (note 2) was $1.77, up 30% versus the prior year period. Fourth quarter adjusted EPS would have been approximately $0.01 higher excluding foreign exchange impacts. GAAP operating earnings were $98.1 million, relative to $78.9 million in the prior year period. GAAP EPS was $1.33 per share, relative to $0.82 per share in the prior year period, with the prior period impacted by a one-time charge of $13.3 million ($0.34 per share) to re-measure US deferred income tax assets at lower corporate tax rates upon the enactment of the Tax Cuts and Jobs Act in the United States. Fourth quarter GAAP EPS would have been approximately $0.01 higher excluding changes in foreign exchange rates.

For the year ended December 31, 2018, revenues were $2.83 billion, a 16% increase (15% in local currency) relative to the comparable prior year period, adjusted EBITDA was $311.4 million, up 28% (27% in local currency) and adjusted EPS was $4.09, up 29% versus the prior year period. Full year adjusted EPS would have been approximately $0.03 lower excluding foreign exchange impacts. GAAP operating earnings were $201.4 million, relative to $167.4 million in the prior year period. GAAP EPS was $2.45 per share, compared to $1.31 per share in the prior year, with the prior year impacted by the re-measurement of US deferred income tax assets as noted above. Full year GAAP EPS would have been approximately $0.03 lower excluding changes in foreign exchange rates.

“Colliers delivered robust revenue and earnings growth for the fourth quarter to cap off an outstanding year, with each of our operating units contributing excellent results,” said Jay S. Hennick, Chairman and CEO of Colliers International. “In 2018, we established our Investment Management platform with the acquisition of Harrison Street Real Estate Capital, which together with our existing European investment management business has $26.4 billion of assets under management as of December 31, 2018. We also completed 11 other transactions in markets around the world to strengthen our core real estate services business. With 2018 now complete, we are well on-track to achieving our ambitious five-year growth plan to double our size by 2020. Looking ahead, despite a number of ongoing geopolitical events, we are confident in our business prospects for 2019 with expectations of continued organic growth in most markets and the completion of strategic acquisitions to strengthen our highly respected brand and global platform that is recognized among the best in the industry,” he concluded.

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company. With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning more than 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Growth	Growth	December 31		Growth	Growth
(LC = local currency)	2018	2017	in US$ %	in LC %	2018	2017	in US$ %	in LC %

Outsourcing & Advisory	$309,447	$271,340	14%	16%	$1,065,618	$929,877	15%	14%
Lease Brokerage	285,255	247,036	15%	17%	903,947	769,226	18%	17%
Sales Brokerage	257,012	241,322	7%	8%	780,884	723,450	8%	7%
Investment Management	38,168	4,207	NM	NM	74,978	12,647	NM	NM

Total revenues	$889,883	$763,905	16%	18%	$2,825,427	$2,435,200	16%	15%

Consolidated revenues for the fourth quarter grew 18% on a local currency basis, with strong contributions from Lease Brokerage and Outsourcing & Advisory services. Consolidated internal revenues measured in local currencies were up 7% (note 3), led by strong Lease Brokerage activity in the Americas region.

For the year ended December 31, 2018, consolidated revenues grew 14% on a local currency basis, led by strong growth in Lease Brokerage and Outsourcing & Advisory services. Internal revenue growth in local currencies was 6% led by Lease Brokerage in all three geographic regions, with the balance from acquisitions completed during the past year.

Segmented Fourth Quarter Results
Americas region revenues totalled $474.5 million for the fourth quarter compared to $419.7 million in the prior year quarter, up 14% on a local currency basis. Internal growth in local currencies was 9% and recent acquisitions contributed 5% to growth. Internal growth was generated primarily from Lease Brokerage activity, led by Canada. Adjusted EBITDA was $45.6 million, versus $37.5 million the prior year quarter, with margins positively impacted by operating leverage on existing operations. GAAP operating earnings were $34.3 million, relative to $31.2 million in the prior year quarter.

EMEA region revenues totalled $216.9 million for the fourth quarter compared to $181.1 million in the prior year quarter, an increase of 21% on a local currency basis. Acquisitions contributed 15% growth with internal growth at 6%. All three service lines contributed to internal growth, particularly in Germany and France. Adjusted EBITDA was $48.9 million, up from $35.4 million, with margin expansion from improved results in France and the favourable impact of recent acquisitions. GAAP operating earnings were $38.9 million, up from $29.2 million in the fourth quarter of 2017.

Asia Pacific region revenues totalled $159.2 million for the fourth quarter compared to $158.3 million in the prior year quarter, which represented a 5% increase on a local currency basis. Internal revenue growth was 3% and recent acquisitions contributed 2%. Adjusted EBITDA was $29.0 million, up from $26.2 million, with margin improvement in the Hong Kong and Singapore markets. GAAP operating earnings were $27.2 million, up from $24.3 million in the prior year quarter.

The new Investment Management segment is comprised of Harrison Street which was acquired in July 2018, and the Company’s existing European investment management business which was previously reported within the EMEA segment. Investment management revenues for the fourth quarter were $38.9 million and adjusted EBITDA was $17.7 million. GAAP operating earnings were $11.1 million relative to $1.7 million in the prior year quarter and were impacted by significant acquisition-related intangible asset amortization. Assets under management increased to $26.4 billion as of December 31, 2018, reflecting solid growth since the date of acquisition of Harrison Street.

Global corporate costs as reported in Adjusted EBITDA were $8.1 million in the fourth quarter, relative to $4.8 million in the prior year period, with the increase attributable to higher insurance costs as well as performance-based management incentive compensation accruals. The GAAP operating loss was $13.4 million, relative to $7.6 million in the fourth quarter of 2017.

Segmented Full Year Results
The Americas region’s revenues totalled $1.60 billion for the full year compared to $1.41 billion in the prior year, which equated to a 13% increase on a local currency basis. Revenue growth was comprised of 8% internal growth and 5% growth from acquisitions. Internal growth for the year was led by Lease Brokerage. Adjusted EBITDA was $141.5 million, up 14% from $123.7 million in the prior year. GAAP operating earnings were $105.5 million, versus $88.0 million in 2017.

EMEA region revenues totalled $623.2 million for the year compared to $514.9 million in the prior year, which represented a 17% increase on a local currency basis. Revenue growth was comprised of 14% from acquisitions and 3% internal growth. Internal growth was concentrated in Lease Brokerage, primarily in Germany, with other service lines flat due to a strong prior year comparative. Adjusted EBITDA was $88.5 million, versus $67.0 million in the prior year, an increase of 32%, with margins favourably impacted by recent acquisitions. GAAP operating earnings were $53.9 million, up from $45.6 million in 2017.

Asia Pacific region revenues totalled $528.4 million for the year compared to $496.2 million in the prior year, which equated to an 8% increase on a local currency basis, with 5% internal growth and 3% from recent acquisitions. Adjusted EBITDA was $73.4 million, up from $61.3 million in the prior year, an increase of 20%, attributable to operating improvements in Asian markets and the turn to profitability of the Company’s new Japan operations which were founded in 2017. GAAP operating earnings were $66.2 million, up from $55.1 million in the prior year.

Investment Management segment revenues totalled $76.0 million for the year, compared to $12.7 million in the prior year with the increase attributable to the acquisition of Harrison Street in July 2018. Adjusted EBITDA was $26.1 million relative to $2.4 million in the prior year. GAAP operating earnings were $12.3 million relative to $2.3 million in the prior year.

Global corporate costs as reported in Adjusted EBITDA were $18.1 million for the year, versus $11.6 million in the prior year, with the increase attributable to higher insurance costs and performance-based compensation accruals. The GAAP operating loss for the year was $36.5 million versus a loss of $23.5 million in 2017, impacted by higher acquisition-related costs and stock-based compensation in addition to the items noted above.

Conference Call
Colliers will be holding a conference call on Wednesday, February 13, 2019 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2018	2017	2018	2017

Net earnings	$65,847	$40,955	$128,574	$94,074
Income tax	25,428	33,839	53,260	61,907
Other income, net	(240)	1,868	(1,281)	(500)
Interest expense, net	7,093	2,188	20,845	11,895
Operating earnings	98,128	78,850	201,398	167,376
Depreciation and amortization	23,428	13,610	78,730	52,992
Acquisition-related items	7,710	1,260	21,975	14,927
Restructuring costs	2,521	1,300	2,938	3,104
Stock-based compensation expense	1,416	1,013	6,394	4,425
Adjusted EBITDA	$133,203	$96,033	$311,435	$242,824

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) income tax expense on enactment of the Tax Cuts and Jobs Act in the United States (“US Tax Reform”); (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2018	2017	2018	2017

Net earnings	$65,847	$40,955	$128,574	$94,074
Non-controlling interest share of earnings	(14,917)	(7,564)	(23,207)	(20,319)
Income tax expense on enactment of US Tax Reform	-	13,325	-	13,325
Amortization of intangible assets	15,534	6,511	48,157	26,658
Acquisition-related items	7,710	1,260	21,975	14,927
Restructuring costs	2,521	1,300	2,938	3,104
Stock-based compensation expense	1,416	1,013	6,394	4,425
Income tax on adjustments	(5,244)	(2,298)	(15,657)	(8,820)
Non-controlling interest on adjustments	(2,458)	(582)	(6,435)	(3,359)
Adjusted net earnings	$70,409	$53,920	$162,739	$124,015

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2018	2017	2018	2017

Diluted net earnings per common share	$1.33	$0.82	$2.45	$1.31
Non-controlling interest redemption increment	(0.05)	0.02	0.19	0.57
Income tax expense on enactment of US Tax Reform	-	0.34	-	0.34
Amortization of intangible assets, net of tax	0.24	0.10	0.77	0.43
Acquisition-related items	0.17	0.03	0.47	0.34
Restructuring costs, net of tax	0.04	0.02	0.05	0.06
Stock-based compensation expense, net of tax	0.04	0.03	0.16	0.11
Adjusted EPS	$1.77	$1.36	$4.09	$3.16

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2018	2017	2018	2017

Revenues	$889,883	$763,907	$2,825,427	$2,435,200

Cost of revenues	552,422	496,872	1,817,526	1,585,865
Selling, general and administrative expenses	208,195	173,315	705,798	614,040
Depreciation	7,894	7,099	30,573	26,334
Amortization of intangible assets	15,534	6,511	48,157	26,658
Acquisition-related items (1)	7,710	1,260	21,975	14,927
Operating earnings	98,128	78,850	201,398	167,376
Interest expense, net	7,093	2,188	20,845	11,895
Other income	(240)	1,868	(1,281)	(500)
Earnings before income tax	91,275	74,794	181,834	155,981
Income tax (2)	25,428	33,839	53,260	61,907
Net earnings	65,847	40,955	128,574	94,074
Non-controlling interest share of earnings	14,917	7,564	23,207	20,319
Non-controlling interest redemption increment	(1,730)	1,012	7,709	22,393
Net earnings attributable to Company	$52,660	$32,379	$97,658	$51,362

Net earnings per common share

Basic	$1.34	$0.83	$2.49	$1.32
Diluted	$1.33	$0.82	$2.45	$1.31

Adjusted EPS (3)	$1.77	$1.36	$4.09	$3.16

Weighted average common shares (thousands)
Basic	39,206	38,908	39,155	38,830
Diluted	39,737	39,494	39,795	39,308

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense.
(2)	Income tax expense for the three and twelve-month periods ended December 31, 2017 includes a $13,325 charge on the re-valuation of US deferred income tax assets in connection with the enactment of US Tax Reform.
(3)	See definition and reconciliation above.
(4)	New US GAAP revenue guidance was adopted effective January 1, 2018 which had the impact of (i) increasing the proportion of reimbursable expenses related to property management activities accounted for as revenue on a gross basis, with no impact on earnings and (ii) accelerating the recognition of revenue related to certain Lease Brokerage transaction, with an accompanying immaterial increase to earnings. The Company also restated its results for the three and twelve-month periods ended December 31, 2017 to reflect the impact of the adoption.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2018	December 31, 2017

Assets
Cash and cash equivalents	$127,032	$108,523
Accounts receivable and contract assets	554,700	487,279
Prepaids and other assets	78,581	68,556
Current assets	760,313	664,358
Other non-current assets	83,765	72,736
Fixed assets	93,483	83,899
Deferred income tax	34,195	48,401
Goodwill and intangible assets	1,385,824	638,166
Total assets	$2,357,580	$1,507,560

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$710,076	$646,722
Other current liabilities	86,791	75,494
Long-term debt - current	1,834	2,426
Current liabilities	798,701	724,642
Long-term debt - non-current	670,289	247,467
Other liabilities	125,706	67,904
Deferred income tax	27,550	19,044
Redeemable non-controlling interests	343,361	145,489
Shareholders' equity	391,973	303,014
Total liabilities and equity	$2,357,580	$1,507,560

Supplemental balance sheet information
Total debt	$672,123	$249,893
Total debt, net of cash	545,091	141,370
Net debt / pro forma adjusted EBITDA ratio	1.6	0.6

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2018	2017	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$65,847	$40,955	$128,574	$94,074
Items not affecting cash:
Depreciation and amortization	23,428	13,610	78,730	52,992
Deferred income tax	3,332	12,318	6,137	18,330
Other	13,585	5,774	40,691	32,378
	106,192	72,657	254,132	197,774

Net change from assets/liabilities
Accounts receivable and contract assets	(67,153)	(50,671)	(50,360)	(55,252)
Prepaids and other assets	(1,551)	2,626	(8,952)	(2,888)
Payables and accruals	145,309	128,244	57,791	73,025
Other	6,321	(2,606)	9,242	6,678
Contingent acquisition consideration paid	-	(5,374)	(4,365)	(6,487)
Net cash provided by operating activities	189,118	144,876	257,488	212,850

Investing activities
Acquisition of businesses, net of cash acquired	(11,555)	(3,510)	(586,242)	(58,674)
Disposition of business, net of cash disposed	-	-	17,286	-
Purchases of fixed assets	(14,018)	(10,592)	(35,579)	(39,472)
Other investing activities	(1,726)	(8,311)	(23,599)	(43,101)
Net cash used in investing activities	(27,299)	(22,413)	(628,134)	(141,247)

Financing activities
(Decrease) increase in long-term debt, net	(143,607)	(123,525)	430,661	(21,589)
Purchases of non-controlling interests, net of sales	(1,258)	(1,823)	(1,331)	(36,978)
Dividends paid to common shareholders	-	-	(3,906)	(3,875)
Distributions paid to non-controlling interests	(2,724)	(3,292)	(18,871)	(20,797)
Other financing activities	169	153	(11,325)	(694)
Net cash (used in) provided by financing activities	(147,420)	(128,487)	395,228	(83,933)

Effect of exchange rate changes on cash	(2,104)	4,725	(6,073)	7,705

Increase in cash and cash equivalents	12,295	(1,299)	18,509	(4,625)

Cash and cash equivalents, beginning of period	114,737	109,822	108,523	113,148

Cash and cash equivalents, end of period	$127,032	$108,523	$127,032	$108,523

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended December 31

2018
Revenues	$474,469	$216,886	$159,211	$38,923	$394	$889,883
Adjusted EBITDA	45,608	48,935	29,033	17,737	(8,110)	133,203
Operating earnings	34,288	38,917	27,194	11,106	(13,377)	98,128

2017
Revenues	$419,730	$181,096	$158,282	$4,212	$585	$763,905
Adjusted EBITDA	37,515	35,356	26,160	1,754	(4,753)	96,032
Operating earnings	31,218	29,197	24,291	1,745	(7,601)	78,850

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Twelve months ended December 31

2018
Revenues	$1,596,184	$623,238	$528,360	$76,021	$1,624	$2,825,427
Adjusted EBITDA	141,517	88,468	73,421	26,136	(18,107)	311,435
Operating earnings	105,490	53,862	66,240	12,326	(36,520)	201,398

2017
Revenues	$1,409,413	$514,947	$496,203	$12,654	$1,983	$2,435,200
Adjusted EBITDA	123,678	66,954	61,348	2,406	(11,563)	242,823
Operating earnings	87,955	45,626	55,066	2,263	(23,534)	167,376

Notes to Segmented Results
(1)	New US GAAP revenue guidance was adopted effective January 1, 2018 which had the impact of (i) increasing the proportion of reimbursable expenses related to property management activities accounted for as revenue on a gross basis, with no impact on earnings and (ii) accelerating the recognition of revenue related to certain Lease Brokerage transaction, with an accompanying immaterial increase to earnings. The Company also restated its results for the three and twelve-month periods ended December 31, 2017 to reflect the impact of the adoption.
(2)	The Investment Management segment includes Harrison Street which was acquired in July 2018, as well as the Company’s existing European investment management business which was previously reported within the EMEA segment.

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Financial Officer

(416) 960-9500